UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 24, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PharmAthene, Inc.

File No. 1-32587 CF# 22565

PharmAthene, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 14, 2008, as amended.

Based on representations by PharmAthene, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.32	through April 2, 2018
Exhibit 10.33	through December 15, 2014
Exhibit 10.34	through August 18, 2015
Exhibit 10.35	through June 20, 2016
Exhibit 10.36	through December 4, 2016
Exhibit 10.37	through December 4, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support